Exhibit 99.1

FORM 51-101F4

NOTICE OF FILING OF 51-101F1 INFORMATION

On March 21, 2014 Bellatrix Exploration Ltd. (the "Corporation") filed its reports under section 2.1 of National Instrument 51 - 101 - Standards of Disclosure for Oil and Gas Activities, which can be found for viewing by electronic means in the Corporation's Annual Information Form for the year ended December 31, 2013 dated March 21, 2014 under the Corporation's profile on SEDAR at www.sedar.com.